Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-214056 on Form S-3 and in Registration Statement Nos. 333-224928, 333-208151, 333-206239, 333-181436, 333-70708, and 333-61112 on Form S-8 of our reports dated February 21, 2019, relating to the consolidated financial statements of United Parcel Service, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company's change in method of accounting for revenue from contracts with customers and presentation of net periodic benefit costs due to adoption of new accounting standards), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of United Parcel Service, Inc. for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
February 21, 2019